DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

September 25, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Department of Justice, Securities Branch, New Brunswick
Nova Scotia Securities Commission
Deputy Registrar, Securities Division, Prince Edward Island
Director of Securities, Department of Government Services and Lands, Newfoundland

FILED ON SEDAR

Dear Sirs,

New Gold Inc.

As required by National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"), we hereby confirm that:

1. we have received and reviewed a Notice of Change of Auditors (the "Notice") sent to us by New Gold Inc.; and

2. we agree with each statement made in the Notice

Yours truly,

DE VISSER GRAY

By: ______________________
James D. Gray, CA
Partner